                                                FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-63024

                          MICROTEL INTERNATIONAL, INC.

                   PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2001
                        TO PROSPECTUS DATED JULY 30, 2001

         The prospectus of MicroTel International, Inc. dated July 30, 2001 is supplemented to include information from the quarterly report on Form 10-Q for the quarter ended June 30, 2001 filed with the Securities and Exchange Commission on August 14, 2001 and to include other updated information. Our condensed consolidated financial statements and related notes for the three and six months ended June 30, 2001 are included at pages F-1 to F-7 of this supplement.

THE FOLLOWING RISK FACTORS ARE UPDATED:
---------------------------------------

                                  RISK FACTORS

                          RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT WHICH MAY CONTINUE IN THE FUTURE AND WHICH MAY ADVERSELY IMPACT OUR BUSINESS AND OUR STOCKHOLDERS.

         We incurred significant net operating losses in each of the years ended December 31, 1999 and 1998 and incurred a net operating profit in the year ended December 31, 2000 and the six months ended June 30, 2001. We realized a net loss of approximately $4.6 million for the twelve months ended December 31, 1999, as compared to incurring a net loss of approximately $1.2 million for the twelve months ended December 31, 1998. For the twelve months ended December 31, 2000, we recorded net income of $1.0 million. For the six months ended June 30, 2001, we recorded net income of $161,000. Our accumulated deficit and accumulated other comprehensive loss through June 30, 2001 were approximately $18,620,000 and $1,057,000, respectively, and as of that date we had a total stockholders' equity of approximately $5,646,000. Although we recently reported profitable operations, there is no assurance that we will continue to maintain profitable operations in the future. If we are unable to do so, there may be a material adverse effect on our cash flows, which could cause us to violate covenants under our credit facility and could impede our ability to raise capital through debt or equity financing to the extent we may need it for our continued operations or for planned expansion. Consequently, future losses may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

FINANCIAL STATEMENTS OF OUR FOREIGN SUBSIDIARIES ARE PREPARED USING THE RELEVANT FOREIGN CURRENCY THAT MUST BE CONVERTED INTO UNITED STATES DOLLARS FOR INCLUSION IN OUR CONSOLIDATED FINANCIAL STATEMENTS. AS A RESULT, EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY IMPACT OUR REPORTED RESULTS OF OPERATIONS.

         We have established and acquired international subsidiaries that prepare their balance sheets in the relevant foreign currency. In order to be included in our consolidated financial statements, these balance sheets are converted, at the then current exchange rate, into United States dollars, and the statements of operations are converted using weighted average exchange rates for the applicable period. Accordingly, fluctuations of the foreign currencies relative to the United States dollar could have an effect on our consolidated financial statements. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. Sales of our products and services to customers located outside of the United States accounted for approximately 53% of our net sales for the year ended December 31, 2000 and approximately 50% of our net sales for the six months ended June 30, 2001. We currently anticipate that foreign sales will account for a similar proportion of our net sales for the year ended December 31, 2001. However, because historically the majority of our currency exposure has related to financial statement translation rather than to particular transactions, we do not intend to enter into, nor have we historically entered into, forward currency contracts or hedging arrangements in an effort to mitigate our currency exposure.

OUR LACK OF LONG-TERM PURCHASE ORDERS OR COMMITMENTS MAY ADVERSELY AFFECT OUR BUSINESS IF DEMAND IS REDUCED.

         During the year ended December 31, 2000 and the six months ended June 30, 2001, the sale of telecommunications equipment and related services accounted for approximately 56% and 55%, respectively, of our total sales, and the sale of electronic components accounted for approximately 44% and 45%, respectively, of our total sales. In many cases we have long-term contracts with our telecommunications and electronic components customers that cover the general terms and conditions of our relationships with them but that do not include long-term purchase orders or commitments. Rather, our customers issue purchase orders requesting the quantities of telecommunications equipment they desire to purchase from us, and if we are able and willing to fill those orders, then we fill them under the terms of the contracts. Accordingly, we cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a reduced demand for our products that could result from a general economic downturn, from changes in the telecommunications and electronic components industries, including the entry of new competitors into the market, from the introduction by others of new or improved technology, from an unanticipated shift in the needs of our customers, or from other causes.

WE RELY HEAVILY ON OUR MANAGEMENT, AND THE LOSS OF THEIR SERVICES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         Our success is highly dependent upon the continued services of key members of our management, including our Chairman of the Board, President and Chief Executive Officer, Carmine T. Oliva, and our Executive Vice President, Graham Jefferies. Mr. Oliva co-founded XET Corporation and has developed personal contacts and other skills that we rely upon in connection with our financing, acquisition and general business strategies. Mr. Jefferies is a long-time employee of MicroTel who we have relied upon in connection with our United Kingdom acquisitions and who fulfills significant operational responsibilities in connection with our foreign operations. Consequently, the loss of Mr. Oliva, Mr. Jefferies or one or more other key members of management could have a material adverse effect on us. We maintain key-man life insurance on Mr. Oliva and Mr. Jefferies. However, we cannot assure you that we will be able to maintain this insurance in effect or that the coverage will be sufficient to compensate us for the loss of the services of Mr. Oliva or Mr. Jefferies.

                         RISKS RELATED TO THIS OFFERING

SHARES OF OUR COMMON STOCK ELIGIBLE OR TO BECOME ELIGIBLE FOR PUBLIC SALE COULD ADVERSELY AFFECT OUR STOCK PRICE AND MAKE IT DIFFICULT FOR US TO RAISE ADDITIONAL CAPITAL THROUGH SALES OF EQUITY SECURITIES.

         As of August 10, 2001, we had outstanding 20,570,703 shares of common stock, all of which shares were either unrestricted, registered for resale under the Securities Act of 1933, or eligible for resale without registration under Rule 144 of the Securities Act of 1933. As of August 10, 2001, we also had outstanding options, warrants and preferred stock that were exercisable for or convertible into 6,643,930 shares of common stock. Of these, 1,673,924 shares of common stock underlying options, 1,712,305 shares of common stock underlying warrants and 2,763,250 shares of common stock underlying preferred stock were registered for resale. Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price for our common stock. Any adverse effect on the market price for our common stock could make it difficult for us to sell equity securities at a time and at a price that we deem appropriate.

THE CAPITALIZATION TABLE IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------

                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2001. You should read this information together with our consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus.

                                                                                        JUNE 30, 2001
                                                                                         (UNAUDITED)
                                                                                    (IN THOUSANDS, EXCEPT
                                                                                         SHARE DATA)
        Long-term debt, less current portion..................................           $      805
                                                                                         ----------

        Convertible redeemable preferred stock, $10,000 unit value.
          Authorized 200 shares; issued and outstanding 25 shares
          (aggregate liquidation preference of $250)..........................                  264

        Stockholders' equity:
          Preferred Stock, $0.01 par value. Authorized 10,000,000 shares.
             Convertible Series B Preferred Stock, $0.01 par value, 150,000 shares authorized, 150,000 shares issued and outstanding
             (aggregate liquidation preference of $960)                                         938
          Common Stock, $0.0033 par value. Authorized 50,000,000 shares;
            issued and outstanding, 20,570,000................................                   68
        Additional paid-in capital............................................               24,317
        Accumulated deficit...................................................              (18,620)
        Accumulated other comprehensive loss..................................               (1,057)
                                                                                         -----------
          Total stockholders' equity..........................................                5,646
                                                                                         -----------
          Total capitalization................................................           $    6,715
                                                                                         ===========


THE SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA TABLE IS REPLACED WITH THE
FOLLOWING:
--------------------------------------------------------------------------------

                 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

         The following selected consolidated historical financial data should be read in conjunction with the consolidated financial statements and the notes to those statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income data with respect to the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data at December 31, 1999 and 2000 are derived from, and are qualified by reference to, the consolidated audited financial statements included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income data set forth below with respect to the six month periods ended June 30, 2000 and 2001 and the consolidated balance sheet data as of June 30, 2001 are derived from unaudited financial statements included elsewhere in the prospectus which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for these periods. The historical results are not necessarily indicative of results to be expected for any future periods.

                                                    THREE
                                          YEAR      MONTHS                                                SIX MONTHS ENDED
                                          ENDED      ENDED                 YEARS ENDED DECEMBER 31,            JUNE 30,
STATEMENTS OF OPERATIONS AND            SEPT. 30,   DEC. 31,  ------------------------------------------  -------------------
COMPREHENSIVE INCOME DATA:                1996       1996       1997       1998       1999       2000       2000       2001
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
Net sales ...........................   $ 14,270   $  3,100   $ 27,251   $ 30,100   $ 25,913   $ 28,050   $ 12,688   $ 14,548
Cost of sales .......................      9,442      2,332     18,069     17,353     17,066     15,529      7,566      8,082
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit ........................      4,828        768      9,182     12,747      8,847     12,521      5,122      6,466
Selling, general and administrative
  expenses ..........................      3,426      1,045      8,608     10,202     10,584      9,827      4,395      5,486
Engineering and product development
  expenses ..........................         --         --      1,797      2,202      1,841      1,167        496        662
Write-down of goodwill ..............         --         --      5,693         --         --         --         --         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations .......      1,402       (277)    (6,916)       343     (3,578)     1,527        231        318
Total other income (expense) ........        304         49       (627)      (804)      (492)       207         10       (148)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing
  operations before income taxes ....      1,706       (228)    (7,543)      (461)    (4,070)     1,734        241        170
Income tax expense ..................         20         30         97        101        128         31         11          9
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing
operations ..........................      1,686       (258)    (7,640)      (562)    (4,198)     1,703        230        161
Discontinued operations:
   Loss from operations of
     discontinued segment ...........       (603)      (647)    (2,053)    (1,203)      (847)      (212)      (151)        --
   Gain (loss) on disposal of
    discontinued segment including
    provision for phase out period of
    $158 in 2000 ....................         --         --         --        580        449       (487)        --         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)                          1,083       (905)    (9,693)    (1,185)    (4,596)     1,004         79        161
Foreign currency translation
   adjustment .......................        (89)       126       (260)       206       (325)      (505)      (218)      (326)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total comprehensive income (loss) ...   $    994   $   (799)  $ (9,953)  $   (979)  $ (4,921)  $    499   $    (61)  $   (165)
                                        =========  =========  =========  =========  =========  =========  =========  =========
Basic earnings (loss) per share from
  continuing operations .............   $   0.27   $  (0.05)  $  (0.76)  $  (0.05)  $  (0.26)  $   0.09   $   0.01   $   0.01
                                        =========  =========  =========  =========  =========  =========  =========  =========
Diluted earnings (loss) per share
  from continuing operations ........   $   0.27   $  (0.05)  $  (0.76)  $  (0.05)  $  (0.26)  $   0.07   $   0.01   $   0.01
                                        =========  =========  =========  =========  =========  =========  =========  =========
Basic earnings (loss) per share from
  discontinued operations ...........   $  (0.10)  $  (0.10)  $  (0.20)  $  (0.05)  $  (0.02)  $  (0.04)  $  (0.01)  $     --
                                        =========  =========  =========  =========  =========  =========  =========  =========
Diluted earnings (loss) per share
  from discontinued operations ......   $  (0.10)  $  (0.10)  $  (0.20)  $  (0.05)  $  (0.02)  $  (0.03)  $  (0.01)  $     --
                                        =========  =========  =========  =========  =========  =========  =========  =========
Basic earnings (loss) per share .....   $   0.17   $  (0.15)  $  (0.96)  $  (0.10)  $  (0.28)  $   0.05   $  (0.00)  $   0.01
                                        =========  =========  =========  =========  =========  =========  =========  =========
Diluted earnings (loss) per share ...   $   0.17   $  (0.15)  $  (0.96)  $  (0.10)  $  (0.28)  $   0.04   $  (0.00)  $   0.01
                                        =========  =========  =========  =========  =========  =========  =========  =========
Weighted average shares outstanding,
   basic ............................      5,841      6,064     10,137     11,952     16,638     19,504     18,443     20,570
Weighted average shares outstanding,
   diluted ..........................      5,841      6,064     10,137     11,952     16,638     23,027     20,693     23,847



                                                      YEARS ENDED DECEMBER 31
                              SEPTEMBER 30,------------------------------------------------  JUNE 30,
                                   1996      1996      1997      1998      1999      2000      2001
                                 --------  --------  --------  --------  -------   --------  --------
BALANCE SHEET DATA:                                                                         (UNAUDITED)
Cash and cash equivalents ....   $   492   $   574   $ 1,571   $   450   $   450   $   756   $   532
Working capital ..............     3,911     3,554     4,625     4,999     1,080     2,780     3,288
Total assets .................    12,870    12,316    20,129    20,352    16,489    19,484    19,314
Long-term debt, net of current
   portion ...................     1,755     2,019     2,012     1,175       143       282       805
Stockholders' equity .........     5,486     4,753     6,011     5,482     3,801     5,807     5,646
Convertible redeemable
   preferred stock ...........        --        --         1     1,516       588       259       264

         No cash dividends on our common stock were declared during any of the periods presented above. Shares outstanding and earnings (loss) per share have been restated to give effect to the recapitalization of XET Corporation (the accounting acquirer) in the reverse acquisition of MicroTel International, Inc. by XET Corporation on March 26, 1997.

         The historical financial data above for periods prior to the merger is that of XET Corporation. In conjunction with the reverse acquisition accounting treatment, XET Corporation changed its fiscal year end from September 30 to December 31 to adopt the fiscal year end of MicroTel International, Inc. The three-month period ended December 31, 1996 represents the "transition" period between XET Corporation's fiscal year ended September 30, 1996 and the beginning of its new fiscal year on January 1, 1997.

         In October 2000, we decided to discontinue our circuits segment's operations. Accordingly, all current and prior financial information related to the circuits segment operations have been presented as discontinued operations in historical financial data above.

THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECTION IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AND THE INFORMATION INCLUDED UNDER THE CAPTION "RISK FACTORS" INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

         We previously organized our operations in three business segments:

         o    Instrumentation and Test Equipment;
         o    Components and Subsystem Assemblies; and
         o    Circuits.

         In an effort to focus our attention and working capital on our telecommunications test instruments and our transmission and network access products, we sold substantially all of the assets of XCEL Arnold Circuits, Inc. in April 1998 and sold substantially all of the assets of HyComp, Inc., a manufacturer of hybrid circuits, in April 1999.

         In October 2000, we decided to discontinue our circuits segment. On November 28, 2000, we sold XCEL Etch Tek, which was our only remaining material circuit board business and was a division of our wholly-owned subsidiary, XET Corporation. We intend to retain our Monrovia, California circuit board manufacturing facility as a small captive supplier of circuit boards to XET Corporation's Digitran Division in our electronic components segment.

         Effective August 1, 2000, we acquired the assets and business operations of T-Com, LLC, or T-Com, a telecommunications test instruments manufacturer located in Sunnyvale, California. T-Com produced central office equipment, which is equipment that is typically employed in switching centers and network operating centers.

         Through our three direct wholly-owned operating subsidiaries, XET Corporation, CXR Telcom Corporation, or CXR Telcom, and CXR, S.A., and through the divisions and subsidiaries of our subsidiaries, we presently design, manufacture, assemble, and market products and services in the following two material business segments:

         o    Telecommunications

              -- Telecommunications Test Instruments (analog and digital test instruments used in the installation, maintenance, management and optimization of public and private communication networks)

              -- Transmission and Network Access Products (range of products for accessing public and private networks for the transmission of data, voice and video)

         o Electronic Components (digital switches and electronic power supplies)

         Our sales are primarily in North America, Europe and Asia. In the first two quarters of 2001, approximately 55% of our sales were to customers in the telecommunications industry, and the remainder of our sales were to industrial, aerospace and military contractor customers.

         Revenues are recorded when products are shipped if shipped FOB shipping point or when received by the customer if shipped FOB destination.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2000

         The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of total net sales.

                                                                                        THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,        JUNE 30,
                                                          ----------------------------  ------------------
                                                            1998      1999      2000      2000      2001
                                                          --------  --------  --------  --------  --------
Net sales ............................................     100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales ........................................      57.7      65.9      55.4      59.1      52.7
                                                          --------  --------  --------  --------  --------
Gross profit .........................................      42.3      34.1      44.6      40.9      47.3
Selling, general and administrative expenses .........      33.9      40.8      35.0      32.9      41.0
Engineering and product development expenses .........       7.3       7.1       4.2       3.7       4.3
                                                          --------  --------  --------  --------  --------
Operating income (loss) ..............................       1.1     (13.8)      5.4       4.3       2.0
Interest expense .....................................      (2.2)     (1.6)     (1.5)     (1.4)     (1.5)
Other income (expense) ...............................      (0.4)     (0.3)      2.3       1.6       0.3
                                                          --------  --------  --------  --------  --------
Income (loss) from continuing operations before
   income taxes ......................................      (1.5)    (15.7)      6.2       4.5       0.8
Income taxes .........................................       0.4       0.5       0.1       0.1       0.0
                                                          --------  --------  --------  --------  --------
Income (loss) from continuing operations .............      (1.9)    (16.2)      6.1       4.4       0.8
Loss from discontinued operations ....................      (4.0)     (3.2)     (0.8)     (1.4)       --
Gain (loss) on disposal of discontinued segment ......       1.9       1.7      (1.7)       --        --
                                                          --------  --------  --------  --------  --------
Net income (loss) ....................................      (3.9)%   (17.7)%     3.6%      3.0%      0.8%
                                                          ========  ========  ========  ========  ========

     CONTINUING OPERATIONS

         NET SALES. Net sales for the three months ended June 30, 2001 increased by $255,000 (3.7%) to $7,083,000, as compared to $6,828,000 for the three months ended June 30, 2000.

         Net sales of our telecommunications products for the three months ended June 30, 2001 increased by $556,000 (15.3%) to $4,196,000, as compared to
$3,640,000 for the comparable period in 2000. Net sales of our U.S.-based telecom operation of CXR Telcom for the three months ended June 30, 2001 increased by $886,000 (63.7%) to $2,277,000, as compared to $1,391,000 for the comparable period in 2000. This increase was partially due to the addition of $384,000 of net sales of T-Com, LLC products and an increase in sales of our CXR HALCYON test equipment. CXR Telcom sales excluding sales of T-Com, LLC products increased by 36.0% in the current quarter as compared to the quarter ended June 30, 2000. Net sales of our French subsidiary, CXR, S.A., for the three months ended June 30, 2001 decreased by $330,000 (14.7%) to $1,918,000, as compared to $2,248,000 for the comparable prior year period. This decrease would have been 5% if not for the decline in the value of the French Franc in relation to the value of the U.S. dollar in the quarter ended June 30, 2001 as compared to their relative values for the quarter ended June 30, 2000. The majority of the decline in sales of CXR, S.A. is due to the closure of the Networking Division, which had sales of $327,000 in the three months ended June 30, 2000. Transmission sales in Europe increased $341,000 in the current quarter as compared to the quarter ended June 30, 2000, which increase was offset with a $343,000 decline in the resale of original equipment manufactured instruments in Europe.

         Net sales of electronic components for the three months ended June 30, 2001 decreased by $301,000 (9.4%) to $2,887,000, as compared to $3,188,000 for the comparable period in 2000. The decrease was primarily due to a decline in sales of power supplies of our U.K. subsidiary, XCEL Corporation, Ltd., or XCL, as measured in U.S. dollars. The volume of sales was only down 2.9% as measured in XCL's functional currency, the British pound sterling, but because the British pound sterling has declined against the value of the U.S. dollar, the sales volume of XCL in the U.K. declined by $218,000 (14.6%) to $1,274,000 for the quarter ended June 30, 2001, as compared to $1,492,000 in the quarter ended June 30, 2000.

         GROSS PROFIT. Gross profit as a percentage of total net sales increased to 47.3% for the three months ended June 30, 2001, as compared to 40.9% for the comparable period in 2000. In dollar terms, total gross profit increased by $555,000 (19.8%) to $3,351,000 for the three months ended June 30, 2001, as compared to $2,796,000 for the comparable period in 2000.

         Gross profit for our telecommunications segment increased in dollar terms by $598,000 (40.2%) to $2,088,000 for the three months ended June 30, 2001, as compared to $1,490,000 for the comparable period in 2000, and increased as a percentage of net sales from 40.9% in 2000 to 49.8% in 2001. The increase in gross profit as a percentage of net sales was due primarily to the increased sales volume of the CXR HALCYON test instruments, which reduced per unit costs.

         Gross profit for our electronic components segment decreased in dollar terms by $45,000 (3.4%) to $1,261,000 for the three months ended June 30, 2001, as compared to $1,306,000 for the comparable period in 2000, and increased as a percentage of related net sales from 41.0% in 2000 to 43.7% in 2001. This percentage increase was primarily the result of improved gross margins at XCL in the U.K. as a result of an increase in sales of custom military power supplies, or PSUs, in relation to the PSUs sold in the commercial market. For the quarter ended June 30, 2001, custom PSU sales increased to 69.06% of the total PSUs sold, as compared to 39.6% in the three month period ended June 30, 2000. The custom military PSUs carry higher margins than the commercial PSUs. Also, the costs of integrating the acquisition of the Belix Ltd. companies reduced the gross margin in the prior year period. As a result of these matters, XCL's gross margin improved from 15.4% of net sales in the second quarter of 2000 to 32.5% of net sales in the current three-month period. The improvement in XCL's gross margins was partially offset with a decline in gross margins of digital switch products manufactured in Rancho Cucamonga, California at our XET Corporation subsidiary. These gross margins fell from 66.5% of net sales for the prior year period to 53.7% of net sales for the three-month period ended June 30, 2001. This reduction was primarily due to the lower volume caused by the completion of the BAE Systems, Canada contract during the first quarter of 2001.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $657,000 (29.2%) to $2,905,000 for the three-month period ended June 30, 2001, as compared to $2,248,000 for the comparable period in 2000. This increase was primarily due to increases of $307,000 in legal and accounting fees, $161,000 of compensation expenses and $171,000 of administrative expenses at CXR Telcom due to the initial consolidation of the business acquired with the acquisition of T-Com, LLC. These increases were partially offset with a reduction in administrative costs of $208,000 at XPS due to the completion of the integration of the Belix Ltd. companies that were acquired in April 2000. The legal and accounting fees in the three-month period ended June 30, 2001 include $312,000 incurred in connection with non-routine Securities and Exchange Commission filings.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses consist primarily of research and product development activities of our telecommunications segment. These expenses increased by $50,000 (19.8%) to $303,000 for the three months ended June 30, 2001, as compared to $253,000 for the comparable prior year period. The increase primarily was due to the addition of engineering staff and related costs at CXR Telcom.

         OTHER INCOME AND EXPENSE. Interest expense increased slightly to $105,000 for the three months ended June 30, 2001, from $98,000 in the comparable period in 2000. Other income of $22,000 in the second quarter of 2001 declined from $108,000 in the second quarter of 2000 primarily due to a $137,000 reduction in a warranty reserve in the second quarter of 2000.

DISCONTINUED OPERATIONS

         As a result of our decision to discontinue our last remaining material circuits subsidiary in October 2000, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $95,000 for the three months ended June 30, 2000. Net sales, gross profit and selling, general and administrative expenses for our circuits business for the three months ended June 30, 2000 were $683,000, $17,000 and $57,000, respectively.

     SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

         The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of total net sales.

                                                                                        SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,        JUNE 30,
                                                          ----------------------------  ------------------
                                                            1998      1999      2000      2000      2001
                                                          --------  --------  --------  --------  --------
Net sales ............................................     100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales ........................................      57.7      65.9      55.4      59.6      55.6
                                                          --------  --------  --------  --------  --------
Gross profit .........................................      42.3      34.1      44.6      40.4      44.4
Selling, general and administrative expenses .........      33.9      40.8      35.0      34.6      37.7
Engineering and product development expenses .........       7.3       7.1       4.2       4.0       4.5
                                                          --------  --------  --------  --------  --------
Operating income (loss) ..............................       1.1     (13.8)      5.4       1.8       2.2
Interest expense .....................................      (2.2)     (1.6)     (1.5)     (1.5)     (1.4)
Other income (expense) ...............................      (0.4)     (0.3)      2.3       1.6       0.4
                                                          --------  --------  --------  --------  --------
Income (loss) from continuing operations before income
   taxes .............................................      (1.5)    (15.7)      6.2       1.9       1.2
Income taxes .........................................       0.4       0.5       0.1       0.1       0.1
                                                          --------  --------  --------  --------  --------
Income (loss) from continuing operations .............      (1.9)    (16.2)      6.1       1.8       1.1
Loss from discontinued operations ....................      (4.0)     (3.2)     (0.8)     (1.2)       --
Gain (loss) on disposal of discontinued segment ......       1.9       1.7      (1.7)       --        --
                                                          --------  --------  --------  --------  --------
Net income (loss) ....................................      (3.9)%   (17.7)%     3.6%      0.6%      1.1%
                                                          ========  ========  ========  ========  ========

     CONTINUING OPERATIONS

         NET SALES. Net sales for the six months ended June 30, 2001 increased by $1,860,000 (14.7%) to $14,548,000, as compared to $12,688,000 for the six months ended June 30, 2000.

         Net sales of our telecommunications products for the six months ended June 30, 2001 increased by $775,000 (10.8%) to $7,968,000, as compared to
$7,193,000 for the comparable period in 2000. Net sales of our U.S.-based telecom operation of CXR Telcom for the six months ended June 30, 2001 increased by $1,033,000 (38.1%) to $3,741,000, as compared to $2,708,000 for the comparable period in 2000. This increase was mainly due to the addition of $815,000 of net sales of T-Com products that were acquired effective August 2000 with the acquisition of T-Com, LLC. Excluding sales of T-Com, LLC products, CXR Telcom sales increased by 8.0% in the first half of 2001 as compared to the comparable prior year period. Net sales of our transmission and original equipment manufactured test instruments by our French subsidiary, CXR, S.A., for the six months ended June 30, 2001 decreased by $258,000 (5.8%) to $4,227,000, as compared to $4,485,000 for the comparable prior year period. This decrease would have been 4.3% if not for the decline in the value of the French Franc in relation to the value of the U.S. dollar in the six months ended June 30, 2001 as compared to their relative values for the six months ended June 30, 2000. The major reason for the decrease in sales of CXR, S.A. was the closure of the Networking Division, which had sales of $699,000 in the first six months of 2000 and negligible sales in the first six months of 2001. This decrease more than offset sales increases of transmission products and telecommunications test instruments, which increased by $455,000 (12.1%) in the first six months of 2001 to $4,202,000, as compared to $3,747,000 in the first six months of 2000.

         Net sales of our electronic components for the six months ended June 30, 2001 increased by $1,085,000 (19.7%) to $6,580,000, as compared to
$5,495,000 for the comparable period in 2000, primarily due to a $655,000 increase in sales of XCL. This increase in net sales was primarily due to an increase in deliveries of outstanding contracts. Also contributing to the increase in sales of our electronic components segment was XET Corporation's Digitran Division in Rancho Cucamonga, California, which increased its sales in the six months ended June 30, 2001 by $411,000 (16.0%) to $2,985,000, as compared to $2,574,000 for the comparable prior year period. This increase was mainly due to shipments of digital switches under its contract with BAE Systems, Canada. Although shipments under this contract ended during the first quarter of 2001, we anticipate that higher revenues from our power conversion products will offset the reduction in sales caused by the completion of our contract with BAE Systems, Canada.

         GROSS PROFIT. Gross profit as a percentage of total net sales increased to 44.4% for the six months ended June 30, 2001, as compared to 40.4% for the comparable period in 2000. In dollar terms, total gross profit increased by $1,344,000 (26.2%) to $6,466,000 for the six months ended June 30, 2001, as compared to $5,122,000 for the comparable period in 2000.

         Gross profit for our telecommunications segment increased in dollar terms by $636,000 (22.3%) to $3,477,000 for the six months ended June 30, 2001, as compared to $2,841,000 for the comparable period in 2000, and increased as a percentage of net sales from 39.5% in 2000 to 43.6% in 2001. The increase in gross profit as a percentage of net sales was due primarily to the increased volume and efficiencies at CXR Telcom in Fremont, California and sales of higher margin products at CXR, S.A. in France.

         Gross profit for our electronic components segment increased in dollar terms by $708,000 (31.0%) to $2,989,000 for the six months ended June 30, 2001, as compared to $2,281,000 for the comparable period in 2000, and increased as a percentage of related net sales from 41.5% in 2000 to 45.4% in 2001. This increase was primarily the result of improved profit margins in connection with higher production volumes and a higher margin product mix at XCL in the U.K., which contributed $461,000 of the increase in gross profit. XIT's Digitran Division contributed $260,000 to the increase in gross profit primarily due to sales of higher margin products sold under the BAE Systems, Canada contract.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $1,091,000 (24.8%) to $5,486,000 for the six-month period ended June 30, 2001, as compared to $4,395,000 for the comparable period in 2000. The increase was due to increases of $460,000 in legal and accounting fees, $325,000 of compensation expenses and $330,000 of administrative expenses at CXR Telcom due to the consolidation of the business acquired with the acquisition of T-Com, LLC. This increase was partially offset with a reduction in administrative costs of $165,000 at XCL due to the completion of the integration of the Belix Ltd. companies that were acquired in April 2000. The legal and accounting fees in the first half of 2001 include $452,000 incurred in connection with non-routine Securities and Exchange Commission filings.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses consist primarily of research and product development activities of our telecommunications segment. These expenses increased by $166,000 (33.5%) to $662,000 for the six months ended June 30, 2001, as compared to $496,000 for the comparable prior year period, reflecting new product development activities. This increase primarily was due to the addition of engineering staff.

         OTHER INCOME AND EXPENSE. Interest expense increased slightly to $198,000 for the six months ended June 30, 2001 from $195,000 in the comparable period in 2000. Other income of $50,000 in the first half of 2001 declined from $205,000 in the first half of 2000 primarily due to a $137,000 reduction in a warranty reserve in the second quarter of 2000.

DISCONTINUED OPERATIONS

         As a result of our decision to discontinue our last remaining material circuits subsidiary in October 2000, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $151,000 for the six months ended June 30, 2000. Net sales, gross profit and selling, general and administrative expenses for our circuits business for the six months ended June 30, 2000 were $1,310,000, $64,000 and $215,000, respectively.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

CONTINUING OPERATIONS

         NET SALES. Net sales for the year ended December 31, 2000 increased by $2,137,000 (8.2%) to $28,050,000 as compared to $25,913,000 for the year ended
December 31, 1999.

         Net sales of our telecommunications products and services during 2000 declined slightly to $15,658,000 from $15,666,000 during 1999. Test equipment sales during 2000 increased by $2,923,000 (58.7%) to $7,906,000 as compared to $4,983,000 for 1999. This increase in sales of test equipment was primarily due to the positive market acceptance of our CXR HALCYON 704 series product line which accounted for $1,125,000 of the increase. The remaining $1,798,000 of this increase was substantially attributable to additional test equipment sales as a result of our acquisition of the business of T-Com in August 2000. This increase in net sales of test equipment was offset by a reduction in sales of transmission and networking equipment that are produced at our French subsidiary, CXR S. A., of $2,931,000 (37.8%) from $10,683,000 during 1999 to
$7,752,000 for 2000. The decline in the net sales of these products was primarily due to the conversion of sales amounts from French Francs to the U.S. Dollars. The average U.S. Dollar value of the French Franc has declined approximately 15% from 1999 to 2000. In addition, budget delays and reductions within the French public sector also contributed to the reduction of transmission equipment sales.

         Net sales of electronic components for 2000 increased by $2,145,000 (20.9%) to $12,392,000 as compared to $10,247,000 for 1999. This increase was primarily due to an increase in digital switch sales of XET Corporation's Digitran Division of $2,905,000 (63%) for 2000 to $7,508,000 from $4,603,000 for
1999. Contributing to this increase was a large order for switches placed by BAE Systems of Canada, which accounted for $1,656,000 of net sales in 2000. Sales under our contract with BAE Systems Canada, Inc. ended during the first quarter of 2001. This increase was offset by the termination of our subsystem assembly business that accounted for $670,000 of sales in 1999.

         GROSS PROFIT. Gross profit as a percentage of net sales increased to 44.6% for 2000 as compared to 34.1% for 1999. In dollar terms, gross profit increased by $3,674,000 (41.5%) to $12,521,000 for 2000 as compared to
$8,847,000 for 1999. For 2000 and 1999, cost of sales included provisions for inventory obsolescence of $893,000 and $1,144,000, respectively. Provisions for inventory obsolescence are recorded as necessary to reduce obsolete inventory to estimated net realizable value or to specifically reserve for obsolete inventory that we intend to dispose of. Upon disposal of obsolete inventory, the inventory is written off and the allowance for inventory obsolescence is reduced.

         Gross profit for our telecommunications segment increased in dollar terms by $1,292,000 (24.8%) to $6,508,000 for 2000 as compared to $5,216,000 for
1999 and increased as a percentage of related net sales from 33.4% in 1999 to 41.5% in 2000. This increase in gross profit was primarily due to a larger portion of telecommunications segment sales consisting of higher margin test equipment in 2000 which included the new CXR HALCYON 704 series test equipment and our T-Com test equipment. These products, each of which contributed a greater proportion of sales to this segment in 2000 than in 1999, generate a higher gross profit margin than the older model test equipment and generally contribute a higher margin than the transmission products.

         Gross profit of our electronic components segment increased in total dollar terms by $2,382,000 (65.6%) to $6,013,000 for 2000 from $3,631,000 in
1999 and increased as a percentage of related net sales from 35.2% in 1999 to 48.5% in 2000. The increase in gross profit margin in 2000 as compared to 1999 was primarily due to improved profit margins in connection with sales made by XET Corporation which resulted from manufacturing efficiencies, reduced overhead in connection with the move from the Ontario facility to our Rancho Cucamonga facility, higher production volumes and a larger percentage of higher margin night vision switches. These increases were slightly offset by a decline in profit margin of sales of our U. K. subsidiary due to lower sales volumes.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by $757,000 (7.2%) to $9,827,000 for 2000 as compared to $10,584,000 for 1999 and decreased as a percentage of net sales from 40.8% in 1999 to 35.0% in 2000. This decrease is attributable to a reduction in selling expenses of $291,000 and reduction in general and administrative expenses of $466,000. The decrease in general and administrative expenses was primarily due to continued cost cutting efforts and due to certain expenses incurred in 1999 that were not incurred in 2000. These expenses include a $452,000 expense related to the establishment of a reserve for a note receivable, a $522,000 charge related to our investor relations efforts and a $193,000 charge related to a contingent stock agreement. Alternatively, there were general and administrative expenses incurred in 2000 that were not incurred in 1999 including approximately $200,000 of legal and accounting fees related to the filing of a registration statement and other filings with the Securities and Exchange Commission.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses consist primarily of research and product development activities of our telecommunications segment. These expenses decreased by $674,000 (36.6%) to $1,167,000 for 2000 as compared to $1,841,000 for 1999. The majority of this reduction is due to eliminating CXR Telcom's engineering function in Fremont, California for test instruments and concentrating our engineering efforts in only one location, our St. Charles, Illinois facility, and the transfer of transmission and network access product engineering to CXR
S. A. in France with no additional staffing added there.

         OTHER INCOME AND EXPENSE. Interest expense increased slightly to $424,000 for 2000 as compared to $411,000 for 1999. Other income was $631,000 for 2000 as compared to an expense of $81,000 for 1999. Other income in 2000 included $197,000 of gain on the sale of common stock of Wi-LAN, Inc., $137,000 reduction in a warranty reserve, $90,000 for reductions in accruals for settlements related to leased equipment and gain on foreign currency exchange of $94,000.

         INCOME TAXES. Income taxes, while nominal in both respective periods, consist primarily of foreign taxes and U.S. alternative minimum tax as we are in a loss carryforward position for federal income tax purposes. At December 31, 2000 we had total net deferred income tax assets of approximately $16,321,000. These potential income tax benefits, a significant portion of which relates to net operating loss carryforwards, have been subjected to a 100% valuation allowance since realization of these assets is not more likely than not in light of our recurring losses from operations.

DISCONTINUED OPERATIONS

         As a result of our decision in October 2000 to discontinue our last remaining material circuits business, which operated as the XCEL Etch Tek Division of our XET Corporation subsidiary, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $699,000 for 2000 as compared to a net loss of $398,000 for 1999. The 2000 net loss included a loss of $487,000 from the disposal of our discontinued operations, including $122,000 for phase out period, as compared to a gain of $449,000 for 1999 relating to the sale of HyComp, Inc., a subsidiary in our circuits segment, and the separate sale of its corporate shell.

         Net sales for our circuits business for 2000 decreased by $131,000 (5.5%) to $2,257,000 as compared to $2,388,000 for 1999 primarily due to the sale of our circuits segment facility in November 2000, which resulted in 10 1/2 months of circuit segment sales during 2000.

         Selling, general and administrative expenses related to our discontinued operations declined by $288,000 (43.4%) to $375,000 for 2000 as compared to $663,000 for 1999 primarily due to the sale of HyComp, Inc. in 1999 and cost reductions of Etch-Tek.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

CONTINUING OPERATIONS

         NET SALES. Net sales for the year ended December 31, 1999 decreased by $4,187,000 (13.9%) to $25,913,000 as compared to $30,100,000 for the year ended
December 31, 1998.

         Net sales of our telecommunications products and services decreased by $1,866,000 (10.6%) to $15,666,000 for 1999, as compared to $17,532,000 for 1998.
This decrease was primarily due to reduced sales of our older CXR 5200 series of telecommunications test sets which we were in the process of replacing with our new CXR HALCYON 700 series of equipment because the older models were not computer compatible and were larger and heavier than the newer models. Sales of our older models, which totaled $15,000 during 1999, declined at a faster rate than the increase in sales of our new models, which sales totaled $1,940,000 during 1999. The decrease in net sales attributable to the decline in sales of our older model test equipment was partially offset by a $937,000 increase in U.S. sales of our transmission products. An increase in sales by CXR, S.A. was not fully recognized by us as a result of a 18.4% decline in the value of the French Franc in relation to the U.S. dollar. The net sales of CXR, S.A. in its functional currency of French Francs were 16.9% greater in 1999 than in 1998. However, because of the decline in the value of the French Franc in relation to the U.S. dollar, CXR, S.A. net sales in U.S. dollars were 15% less in 1999 than in 1998.

         Net sales of electronic components decreased by $2,321,000 (18.5%) to $10,247,000 for 1999 as compared to $12,568,000 for 1998 primarily due to the discontinuance of our XCEL-Lite products, which represented no sales in 1999 as compared to sales of $576,000 in 1998, the discontinuance of low margin subsystem assembly business, which represented sales of $670,000 in 1999 as compared to $1,069,000 in 1998, a $1,199,000 decline in sales of our digital switches. We believe that the reduction in digital switch sales in 1999 as compared to 1998 was at least partially due to a preannounced price increase effective in early 1999 that caused some customers to purchase switches in 1998 rather than in 1999 in order to avoid the 1999 price increase.

         GROSS PROFIT. Gross profit as a percentage of total net sales decreased to 34.1% for 1999 as compared to 42.3% for 1998. In dollar terms, total gross profit decreased by $3,900,000 (30.6%) to $8,847,000 for 1999 as compared to $12,747,000 for 1998. For the years ended December 31, 1999 and 1998, cost of sales included provisions for inventory obsolescence of $1,144,000 and $879,000, respectively. Provisions for inventory obsolescence are recorded as necessary to reduce obsolete inventory to estimated net realizable value or to specifically reserve for obsolete inventory that we intend to dispose of. Upon disposal of obsolete inventory, the inventory is written off and the allowance for inventory obsolescence is reduced.

         Gross profit for our telecommunications segment decreased in dollar terms by $2,836,000 (35.2%) to $5,216,000 for 1999 as compared to $8,052,000 for
1998 and decreased as a percentage of related net sales from 45.9% in 1998 to 33.3% in 1999 due largely to a 48% reduction in sales of our older test equipment that had a higher margin than early initial production runs of our newer products and due to a 77% increase in sales of our lower margin transmission products. Our gross profit in this segment was also negatively affected by the total reduction in sales that caused a lower absorption of fixed costs. In addition, because of our cash flow constraints, we were unable to pay many of our suppliers in a timely fashion. As a result, we were forced to use higher cost suppliers for some of our parts. However, margins on the new test instruments are expected to meet or exceed the margins of older products as production lot sizes increase and other efficiencies are achieved as the new products mature. As of April 2000, all lower margin transmission products had been transferred from California to France, where those products are more efficiently produced, thus achieving a higher margin on the same products now being exported from France for resale in the U.S.

         Gross profit for our electronic components segment decreased in total dollar terms by $1,064,000 (22.7%) to $3,631,000 for 1999 as compared to
$4,695,000 for 1998 and decreased as a percentage of related net sales from 37.3% in 1998 to 34.1% in 1999 primarily due to additional costs incurred in connection with the move from the Ontario facility to our Rancho Cucamonga facility.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $382,000 (3.7%) to $10,584,000 for 1999 as compared to $10,202,000 for 1998. Our general and administrative expenses increased by $400,000 (7.0%) to $6,094,000 for 1999 as compared to $5,694,000 for 1998 primarily due to the non-cash expense of $522,000 in shares of our common stock and warrants to purchase our common stock to our investor relations firms in connection with our plan to increase our visibility within the investment community. Offsetting increases in general and administrative expenses were reductions in expenses due to the transfer of the administrative functions of CXR Telcom to our corporate office.

         ENGINEERING AND PRODUCT DEVELOPMENT EXPENSES. Engineering and product development expenses, which consist primarily of research and product development activities of our telecommunications segment, decreased by $361,000 (16.4%) to $1,841,000 in 1999 as compared to $2,202,000 for 1998. This reduction was primarily due to elimination of the CXR engineering function in Fremont, California in May 1999, which reduced engineering expenses by $294,000. The engineering staff for our United States-based test equipment products is now housed only in our St. Charles, Illinois facility. We believe that engineering and product development are important to our future profitability. All engineering for our transmission products has been consolidated in France at our CXR, S.A. facility.

         OTHER INCOME AND EXPENSE. Interest expense was $411,000 in 1999 as compared to interest expense of $675,000 in 1998. This decrease in interest expense was primarily a result in decreased average borrowings during 1999.

         INCOME TAXES. Income taxes, while nominal in both respective periods, consist primarily of foreign taxes as we are in a loss carryforward position for federal income tax purposes. At December 31, 1999, we had total net deferred income tax assets of approximately $18,335,000. These potential income tax benefits, a significant portion of which relates to net operating loss carryforwards, have been subjected to a 100% valuation allowance since realization of these assets is not more likely than not in light of our recurring losses from operations.

DISCONTINUED OPERATIONS

         As a result of our decision to discontinue our last remaining material circuits operation in October 2000, our circuits segment has been accounted for as discontinued operations. We reported a net loss from discontinued operations of $398,000 for 1999 as compared to a net loss of $623,000 for 1998.

         Net sales for our circuits business for 1999 decreased by $4,773,000 (66.7%) to $2,388,000 as compared to $7,161,000 for 1998 primarily due to the sale of HyComp, Inc. on March 31, 1999 and the sale of XCEL Arnold Circuits, Inc. on March 31, 1998, which accounted for $3,880,000 of the reduction, as well as a lack of working capital to acquire materials necessary to support customer delivery requirements in the remaining XCEL Etch Tek Division because available working capital was dedicated to higher margin components and telecommunications products.

         Gross profit for our circuits business decreased in total dollar terms by $848,000 (131.9%) to gross loss of $(205,000) in 1999 as compared to gross profit of $643,000 in 1998 and decreased as a percentage of related net sales from 9.0% in 1998 to 8.6% in 1999 primarily due to the sale of HyComp, Inc. in 1999, which accounted for $1,292,000 of the reduction, and the booking of a reserve in the amount of $250,000 to cover potential warranty claims associated with products sold by HyComp, Inc. prior to its sale.

         During the six months ended June 30, 2001, we funded our operations primarily through revenue generated from our operations and through our line of credit with Wells Fargo Business Credit, Inc. During the latter part of 1999, we embarked on a cost reduction program in an effort to improve our cash flow position and profitability. This program included a significant reduction in personnel, the downsizing and relocation of our corporate headquarters and the sale of investments we had in other companies. As described below, these cost measures, together with our line of credit, have had a positive impact on MicroTel.

         As of December 31, 2000, we had working capital of $2,780,000 and an accumulated deficit of $18,775,000. As of that date, we had $756,000 in cash and cash equivalents and $7,440,000 of accounts receivable. As of June 30, 2001, we had working capital of $3,288,000, an accumulated deficit of $18,620,000 and an accumulated other comprehensive loss of $1,057,000. As of that date, we had $532,000 in cash and cash equivalents and $7,327,000 of accounts receivable.

         Cash provided by our operating activities totaled $165,000 for the six months ended June 30, 2001. Cash used by operations for the six months ended June 30, 2000 was $759,000. This increase in cash provided by operations during the six months ended June 30, 2001 resulted primarily from increased profitability in operations and a reduction in the pay down of accounts payable, partially offset by the reduction of cash collected from accounts receivable and the purchase of additional inventories.

         Cash used in our investing activities totaled $73,000 for the six months ended June 30, 2001 as compared to cash used in investing activities of $38,000 for the six months ended June 30, 2000. Included in the 2000 results is $520,000 from the sale of shares of common stock we held in Digital Transmission Systems, Inc. and a usage of $592,000 for the purchase of the Belix Ltd. companies in the U.K.

         Cash provided by financing activities totaled $102,000 for the six months ended June 30, 2001, as compared to cash provided by financing activities of $925,000 for the six months ended June 30, 2000, primarily due to the increase in notes payable and long-term debt that was mainly incurred due to the acquisition of the Belix Ltd. companies in April 2000.

         On June 23, 2000, our credit facility with our previous lender, Congress Financial Corporation, or Congress Financial, expired while we were out of compliance with the adjusted net worth covenant of this facility. Congress Financial extended this facility through August 14, 2000. On August 16, 2000, our subsidiaries, CXR Telcom and XET Corporation, together with MicroTel acting as guarantor, obtained a credit facility from Wells Fargo Business Credit, Inc. This facility provides for a revolving loan of up to $3,000,000 secured by our inventory and accounts receivable and a term loan in the amount of $687,000 secured by our machinery and equipment. As a condition of extending this credit facility to our subsidiaries, Wells Fargo Business Credit, Inc. required our President and Chief Executive Officer, Carmine Oliva, to personally guaranty a portion of our indebtedness under the facility. On January 26, 2001, Mr. Oliva was released from this guaranty. The initial annual interest rate on both portions of the credit facility was the prime rate plus 2%. The facility contains a performance-based interest reduction feature. Based upon our 2000 financial performance, we obtained a reduction in the interest rate to the prime rate plus 1% effective April 1, 2001. The balance outstanding under this credit facility was $1,753,000 on June 30, 2001. There was $361,000 of additional borrowings available as of June 30, 2001. The credit facility expires on August 16, 2003. Our foreign subsidiaries have obtained credit facilities with Lloyds Bank in England, Banc National du Paris, Societe General and Banque Hervet in France and Johan Tokyo Credit Bank in Japan. The balances outstanding under our U.K. and France credit facilities were $1,236,000 and $508,000, respectively, on June 30, 2001. During the quarter ended June 30, 2001, our U.K. subsidiary converted $705,000 of its credit facility to a five-year term loan with a variable interest rate of the bank's base rate plus 2.5% and monthly payments of principal plus interest.

         We believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including our credit facility with Wells Fargo Business Credit, Inc., will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing. Failure to raise such necessary capital could restrict our growth, limit our development of new products or hinder our ability to compete.

LEGAL PROCEEDINGS

         There are no material legal proceedings pending against us.

EFFECTS OF INFLATION

         The impact of inflation and changing prices has not been significant on the financial condition or results of operations of either us or our operating subsidiaries.

NEW ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations," which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. We do not expect SFAS 141 to have a material impact on our financial position or results of operations.

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. We do not expect SFAS 142 to have a material impact on our financial position or results of operations.

EURO CONVERSION

         Our operating subsidiaries located in France and the United Kingdom have combined net sales from operations approximating 50% of our total net sales for the six months ended June 30, 2001. Net sales from the French subsidiary participating in the Euro conversion were 29% of our net sales for the six months ended June 30, 2001. We continue to review the impact of the Euro conversion on our operations.

         In 1998, our European operations took steps to ensure their capability of entering into Euro transactions as of January 1, 1999. No material changes to information technology and other systems were necessary to accommodate these transactions because such systems already were capable of using multiple currencies.

         While it is difficult to assess the competitive impact of the Euro conversion on our European operations, at this time we do not foresee any material impediments to our ability to compete for orders from customers requesting pricing using the new exchange rate. Since we have no significant direct sales between our United States and European operations, we regard exchange rate as nominal.

SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table sets forth selected quarterly financial data. This quarterly information is unaudited, has been prepared on the same basis as our annual financial statements, and, in our opinion, reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

CONSOLIDATED STATEMENTS
OF OPERATIONS AND
COMPREHENSIVE INCOME
DATA:

                                                                  QUARTER ENDED
                             ------------------------------------------------------------------------------------------------
                             JUNE 30,   SEPT 30,    DEC 31,    MAR 31,   JUNE 30,   SEPT 30,    DEC 31,    MAR 31,   JUNE 30,
                              1999        1999       1999       2000       2000       2000       2000       2001       2001
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
Net sales ................   $ 6,319    $ 6,448    $ 6,469    $ 5,860    $ 6,828    $ 6,871    $ 8,491    $ 7,465    $ 7,083
Cost of sales ............     3,938      4,203      4,798      3,534      4,032      3,080      4,883      4,350      3,732
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Gross profit .............     2,381      2,245      1,671      2,326      2,796      3,791      3,608      3,115      3,351
Selling, general and
   administrative
   expenses ..............     2,687      2,385      2,104      2,147      2,248      2,431      3,001      2,581      2,905
Engineering and product
   development expenses ..       477        459        379        243        253        277        394        359        303
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from
   operations ............      (783)      (599)      (812)       (64)       295      1,083        213        175        143
Other income (expenses),
   net ...................       164       (150)      (885)        --         10         51        146        (65)       (83)
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from
   continuing operations
   before income taxes ...      (619)      (749)    (1,697)       (64)       305      1,134        359        110         60
Income tax expense .......         5         12        103          7          4          2         18          3          6
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from
   continuing operations .      (624)      (761)    (1,800)       (71)       301      1,132        341        107         54
Discontinued operations:
   Income (loss) from
   operations of
   discontinued segment ..      (290)      (273)         9        (56)       (95)       (68)         7         --         --
Gain (loss) on disposal
   of discontinued
   segment ...............        --         --        118         --         --       (634)       147         --         --
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) ........   $  (914)   $(1,034)   $(1,673)   $  (127)   $   206    $   430    $   495    $   107    $    54
Other comprehensive gain
   (loss), net ...........      (161)       244       (145)       296       (436)      (295)       (70)      (222)      (104)
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Total comprehensive gain
   (loss) ................   $(1,075)   $  (790)   $(1,818)   $   169    $  (230)   $   135    $   425    $   115    $   (50)
                             ========   ========   ========   ========   ========   ========   ========   ========   ========
Basic earnings (loss) per
   share from continuing
   operations ............   $ (0.04)   $ (0.05)   $ (0.10)   $ (0.01)   $  0.02    $  0.06    $  0.02    $  0.01    $  0.01
                             ========   ========   ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss)
   per share from
   continuing operations .   $ (0.04)   $ (0.05)   $ (0.10)   $ (0.01)   $  0.02    $  0.05    $  0.01    $  0.00    $  0.01
                             ========   ========   ========   ========   ========   ========   ========   ========   ========
Basic earnings (loss) per
   share from discontinued
   operations ............   $ (0.02)   $ (0.01)   $  0.01    $ (0.00)   $ (0.01)   $ (0.04)   $  0.01    $    --    $ (0.01)
                             ========   ========   ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss)
   per share from
   discontinued
   operations ............   $ (0.02)   $ (0.01)   $  0.01    $ (0.00)   $ (0.01)   $ (0.03)   $  0.01    $    --    $ (0.01)
                             ========   ========   ========   ========   ========   ========   ========   ========   ========
Basic earnings (loss)
   per share .............   $ (0.06)   $ (0.06)   $ (0.09)   $ (0.01)   $  0.01    $  0.02    $  0.03    $  0.01    $  0.00
                             ========   ========   ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss)
   per share .............   $ (0.06)   $ (0.06)   $ (0.09)   $ (0.01)   $  0.01    $  0.02    $  0.02    $  0.00    $  0.00
                             ========   ========   ========   ========   ========   ========   ========   ========   ========

                                       18

         The following table sets forth a portion of the above unaudited information as a percentage of net sales.

                                                              QUARTER ENDED
CONSOLIDATED STATEMENTS OF    ------------------------------------------------------------------------------
OPERATIONS AND               JUNE 30,  SEPT 30, DEC 31,  MAR 31,  JUNE 30, SEPT 30, DEC 31,  MAR 31, JUNE 30,
COMPREHENSIVE INCOME DATA:     1999     1999     1999     2000     2000     2000     2000     2001     2001
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Net sales .................    100%     100%     100%     100%     100%     100%     100%     100%     100%
Cost of sales .............     62       65       74       60       59       45       58       58       53
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Gross profit ..............     38       35       26       40       41       55       42       42       47
Selling, general and
   administrative expenses      43       37       33       37       33       35       35       35       41
Engineering and product
   development expenses ...      7        7        6        4        4        4        5        5        4
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Income (loss) from
   operations .............    (12)      (9)     (13)      (1)       4       16        2        2        2
Other income (expenses),
   net ....................      2       (3)     (13)      --       --        1        2       (1)      (1)
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Income (loss) from
   continuing
   operations before
   income taxes ...........    (10)     (12)     (26)      (1)       4       17        4        2        1
Income tax expense ........     --       --        2       --       --       --       --       --       --
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Income (loss) from
   continuing
   operations .............    (10)     (12)     (28)      (1)       4       17        4        2        1
Discontinued operations:
Loss from operations of
   discontinued segment ...     (5)      (4)      --       (1)      (1)      (2)      --       --       --
Gain (loss) on disposal of
   discontinued segment ...     --       --        2       --       --       (9)       2       --       --
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Net income (loss) .........    (15)     (16)     (26)      (2)       3        6        6        2        1
Other comprehensive
   gain (loss), net .......     (2)       4       (2)       5       (6)      (4)      (1)      (3)      (1)
                              ------   ------   ------   ------   ------   ------   ------   ------   ------
Total comprehensive
   gain (loss) ............    (17)%    (12)%    (28)%      3%      (3)%      2%       5%      (2)%      0%
                              ======   ======   ======   ======   ======   ======   ======   ======   ======


         Our operating results have fluctuated from quarter to quarter due to a variety of reasons. We note below some of the larger changes in various line items in the table above.

         Net sales from continuing operations for the quarter ended June 30, 1999 declined by $1,205,000 (16.0%) to $6,319,000 from $7,524,000 for the quarter ended June 30, 1998. Gross margins declined slightly to 37.7% for the quarter ended June 30, 1999 from 41.3% for the quarter ended June 30, 1998. The decrease in net sales was due to declines in sales in both the telecommunications segment and the electronic components segment.

         Net sales from continuing operations for the quarter ended September 30, 1999 declined $1,404,000 (17.9%) to $6,448,000 from $7,852,000 for the quarter ended September 30, 1998. The primary reason for the reduction in net sales was the reduced sales of our older CXR 5200 series telecommunications test sets that we were in the process of replacing with our new CXR HALCYON 700 series of equipment because the older models were not computer compatible and were larger and heavier than the new models. Sales of our older models, which declined to $13,000 during the quarter ended September 30, 1999, declined at a faster rate than the increase in sales of our new models, which sales totaled $ 758,000 during the quarter ended September 30, 1999. A loss of $761,000 from continuing operations was incurred in the third quarter of 1999.

         Net sales of continuing operations for the quarter ended December 31, 1999 declined by $1,540,000 (19.2%) to $6,469,000 from $8,009,000 in the fourth quarter of 1998. The primary reason for the decline was lower sales for our telecommunications segment, which lower sales mainly resulted from reduced sales of our older CXR 5200 series telecommunications test sets that we were in the process of replacing with our new CXR HALCYON 700 series of equipment. We wrote down the carrying value of our Digital Transmission System, Inc. stock by $419,000 to the value received in consideration for the sale of the stock in January 2000. This amount was included in other expense and contributed to the loss from continuing operations after tax of $1,800,000 for the quarter ended December 31, 1999.

         Net sales from continuing operations for the quarter ended March 31, 2000 declined by $817,000 (12.2%) to $5,860,000 from $6,677,000 for the quarter ended March 31, 1999. The primary cause of the sales reduction was the decline in sales of our electronic components segment of $654,000 during the quarter ended March 31, 2000. The majority of the decline in the electronic components segment net sales resulted from short-term delays in production releases of some contracts at our U. K. facility that manufactures power supplies. However, due to a reduction in administrative expenses, we were able to limit our loss from continuing operations to only $71,000 despite a considerable reduction in sales in the first quarter of 2000 as compared to the first quarter of 1999. Administrative expense in the quarter ended March 31, 1999 included $522,000 of expenses related to our investor relations efforts.

         Net sales from continuing operations for the quarter ended June 30, 2000 increased by $509,000 (8.1%) to $6,828,000 from $6,319,000 for the quarter ended June 30, 1999. This increase was primarily the result of the acquisition of Belix Ltd., or Belix, a power supply manufacturer based in the U. K. The Belix acquisition was effective March 31, 2000 and contributed $658,000 of revenue in the second quarter of 2000. Income from continuing operations in the quarter ended June 30, 2000 was $301,000 as compared to a loss from continuing operations of $624,000 in the quarter ended June 30, 1999. The primary contributor to the improved profit was an overall increase in gross margins in both our telecommunications and electronic components segments resulting in a gross margin of 41.0% for the quarter ended June 30, 2000 as compared to a gross margin of 37.7% for the quarter ended June 30, 1999. Gross margins were improved by moving our U. S. electronic components segment manufacturing operation to a smaller facility and improving the efficiency of manufacturing the new CXR HALCYON test sets in our telecommunications segment.

         Net sales from continuing operations for the quarter ended September 30, 2000 increased by $423,000 (6.6%) to $6,871,000 from $6,448,000 for the quarter ended September 30, 1999. Our electronic components segment provided an increase of $858,000 primarily due to a large order for digital switches from BAE Systems, Canada which accounted for $504,000 of this increase. The increase in sales of our electronic component segment was offset by a $435,000 decrease in sales of our telecommunications segment mainly due to lower sales reported by our facility in France which resulted from late approvals of the capital budgets of some of its customers. Gross margins improved to 55% in the third quarter of 2000 from 34.8% in the third quarter of 1999. Contributing to the gross profit increase was the high gross profit generated by the assets of T-Com that were newly acquired for our telecommunications segment. In addition, efficiencies due to the relocation of our Digitran Division of XET Corporation improved overall margins in our electronic components segment. These improvements in operating performance contributed to income from continuing operations of $1,132,000 for the quarter ended September 30, 2000 as compared to a loss from continuing operations of $761,000 for the quarter ended September 30, 1999. The $1,132,000 income for the quarter ended September 30, 2000 includes $197,000 from the sale of Wi-LAN, Inc. stock and $237,000 income contributed by T-Com, which was acquired as of August 2000.

         During the quarter ended September 30, 2000 we sold XCEL Etch Tek, the last of our former circuits segment operations, and we reported the $634,000 loss on the sale of XCEL Etch Tek and the $68,000 operating losses of XCEL Etch Tek as losses from discontinued operations.

         Net sales from continuing operations for the three month period ended December 31, 2000 increased $2,022,000 (31.3%) to $8,491,000 as compared to
$6,469,000 for the quarter ended December 31, 1999. The primary reasons for this increase were $717,000 of sales due to the acquisition of T-Com and a $1,097,000 increase in digital switch sales. Gross profit, as a percentage of net sales, increased from 25.8% for the quarter ended December 31, 1999 to 42.5% for the quarter ended December 31, 2000 primarily due to higher volumes, reduced overhead in connection with the move from the Ontario facility to the Rancho

Cucamonga facility and a larger percentage of higher margin night vision switches. Gross margins declined to 42% in the fourth quarter of 2000 from 55% in the third quarter of 2000. This reduction in gross margins was primarily due to lower margins for our U.S.-based telecommunications equipment resulting from our use of more costly contract manufactured circuit boards rather than circuit boards that we previously assembled in-house. In addition to increased circuit board costs, the cost of lost demo inventory and obsolete inventory contributed to reduced gross margins. Also, the reduction in sales of U.S. telecommunications test equipment from $2,086,000 during the third quarter to $1,746,000 during the fourth quarter adversely affected gross margins due to overhead expenses being applied to less units. Costs associated with the integration of the T-Com acquisition and associated manufacturing consolidation temporarily reduced efficiency and also was a factor in reducing gross margins during the fourth quarter. Operating expenses increased to $3,001,000 during the quarter ended December 31, 2001 as compared to $2,104,000 for the quarter ended December 31, 1999 primarily due to higher legal and accounting fees and higher expenses associated with the T-Com acquisition.

         Net sales for the quarter ended March 31, 2001 declined $1,026,000 (12.1%) to $7,465,000 as compared to $8,491,000 for the three months ended December 31, 2000. The majority of the reduction in sales was attributable to a slowdown in sales for our U.S. produced telecommunication test equipment. Management believes that the cause of this slowdown was primarily due to the late release of capital budgets of our telecommunications customers. Gross profit as a percentage of net sales declined slightly to 41.7% in the quarter ended March 31, 2001 as compared to 42.5% in the quarter ended December 31, 2001. Gross profit in dollar terms declined $493,000 to $3,115,000 in the quarter ended March 31, 2001 as compared to $3,608,000 in the quarter ended December 31, 2000 primarily due to lower sales. Operating expenses declined $455,000 (13.4%) in the quarter ended March 31, 2001 to $2,940,000 as compared to $3,395,000 in the quarter ended March 31, 2000 primarily due to lower selling expenses and legal accounting fees.

         Net sales for the quarter ended June 30, 2001 decreased $382,000 (5.1%) to $7,083,000 as compared to $7,465,000 for the quarter ended March 31, 2001. The decrease in net sales primarily resulted from a reduction in sales of power supplies and digital switches of our electronic components segment. Such sales declined by $805,000 (21.8%) from $3,693,000 for the quarter ended March 31, 2001 to $2,888,000 for the quarter ended June 30, 2001. The decline primarily resulted from the completion of a major contract for digital switches and delays in shipment of our power supplies. This impact was partially offset by a $424,000 (11.2%) increase in sales of our telecommunications segment from $3,772,000 for the quarter ended March 31, 2001 to $4,196,000 for the quarter ended June 30, 2001. Gross profit as a percentage of net sales increased to 47.3% in the second quarter of 2001 as compared to 41.7% in the previous quarter. This increase was primarily due to increased unit margins on telecommunications test equipment as a result of improved efficiencies and sales volume. General and administrative expenses increased by $324,000 (12.6%) to $2,905,000 for the three months ended June 30, 2001 as compared to $2,581,000 for the previous three-month period. This increase was primarily caused by an increase in legal and accounting fees of $257,000 related to non-routine Securities and Exchange Commission filings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We have established and acquired international subsidiaries that prepare their balance sheets in the relevant foreign currency. In order to be included in our consolidated financial statements, these balance sheets are converted, at the then current exchange rate, into United States dollars, and the statements of operations are converted using weighted average exchange rates for the applicable period. Accordingly, fluctuations of the foreign currencies relative to the United States dollar could have an effect on our consolidated financial statements. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. However, because historically the majority of our currency exposure has related to financial statement translation rather than to particular transactions, we do not intend to enter into, nor have we historically entered into, forward currency contracts or hedging arrangements in an effort to mitigate our currency exposure.

         A substantial portion of our notes payable and long-term debt have variable interest rates based on the prime interest rate and/or the lender's base rate, which exposes us to risk of earnings loss due to changes in such interest rates. The following table provides information about our debt obligations that are sensitive to changes in interest rates. All dollars are in thousands. The symbol "P" represents the prime rate. The symbol "B" represents lender's base rate. Balances are as of December 31, 2000.

                                                                                                            FAIR
                                                                                                            VALUE
   LIABILITIES       2001      2002       2003      2004       2005       THEREAFTER        TOTAL         12/31/00
   -----------       ----      ----       ----      ----       ----       ----------        -----         --------

Line of Credit       $1,798                                                                $1,798          $1,798
(domestic)

Average Interest      P+ 1%
Rate

Line of Credit       $1,377                                                                $1,377          $1,377
(Foreign)

Average Interest    B+ 2.5%
Rate

Term Loan              $137     $137        $83         $8         $5                        $370            $370

Average Interest      P+ 2%    P+ 2%      P+ 2%      P+ 2%      P+ 2%
Rate


THE MANAGEMENT SECTION IS REVISED TO REFLECT THE FOLLOWING:
-----------------------------------------------------------

                                   MANAGEMENT

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

CARMINE T. OLIVA

         Under an employment agreement dated January 1, 1996, Carmine T. Oliva was employed as Chairman, President and Chief Executive Officer of XET Corporation for a term of five years at an annual salary of $250,000. In July 1996, Mr. Oliva voluntarily agreed to abate a portion of his annual salary in connection with XET Corporation's salary abatement program then in effect. On May 6, 1997, our board of directors voted to assume the obligations of XET Corporation under this agreement in light of the appointment of Mr. Oliva to the positions of Chairman of the Board, President and Chief Executive Officer of MicroTel on March 26, 1997.

         On October 15, 1997, we entered into a replacement agreement with Mr. Oliva on substantially the same terms and conditions as the prior agreement. The replacement agreement was subject to automatic renewal for three successive two-year terms beginning on October 15, 2002, unless, during the required notice periods (which run from August 15 to October 15 of the year preceding the year in which a two-year renewal period is to begin), either party gives written notice of its desire not to renew. The agreement provides that Mr. Oliva's salary was to continue at the abated amount of $198,865 per annum until we have reported two consecutive profitable quarters during the term of the agreement or any renewals thereof, at which time his salary was to increase to its pre-abatement level of $250,000 per annum. Based on our unaudited quarterly financial statements, this increase to $250,000 occurred effective as of November 1, 2000.

         As of January 1, 2001, we entered into a new employment agreement with Mr. Oliva. The agreement is subject to automatic renewal for consecutive two-year terms beginning on January 1, 2006, unless, during the required notice periods (which run from September 1 to November 1 of the second year preceding the year in which a two-year renewal period is to begin), either party gives written notice of its desire not to renew. The agreement provides for a base salary of $250,000 per year and states that Mr. Oliva is eligible to receive merit or promotional increases and to participate in other benefit and incentive programs we may offer.

         If the board of directors makes a substantial addition to or reduction of Mr. Oliva's duties, Mr. Oliva may resign upon written notice given within 30 days of the change in duties. Within 30 days after the effective date of a resignation under these circumstances, we will be obligated to pay to Mr. Oliva the value of three years of his annual salary or the value of his annual salary that would have been due through January 1, 2006, whichever is greater.

         If we terminate Mr. Oliva for cause, our obligation to pay any further compensation, severance allowance, or other amounts payable under the agreement terminates on the date of termination. If we terminate Mr. Oliva without cause (including by ceasing our operations due to bankruptcy or by our general inability to meet our obligations as they become due), we must provide him with 60 days' prior written notice. If the termination without cause occurs prior to the expiration of the initial term of the agreement on December 31, 2005, Mr. Oliva will be entitled to be paid his annual salary for three years following the termination or until December 31, 2005, whichever is the longer period. If the termination occurs during a renewal period, Mr. Oliva will be entitled to be paid his annual salary through the expiration of the particular renewal period or for two years, whichever is the longer period, and to be paid all other amounts payable under the agreement.

         We may terminate the agreement upon 30 days' written notice in the event of a merger or reorganization in which our stockholders immediately prior to the merger or reorganization receive less than 50% of the outstanding voting shares of the successor corporation and in the event of a sale of all or substantially all of our assets or a sale, exchange or other disposition of two-thirds or more of our outstanding capital stock. If Mr. Oliva is terminated without cause within two years following a change of control, then:

         o If the termination occurs prior to the expiration of the initial term of the agreement on December 31, 2005, Mr. Oliva will be entitled to be paid his annual salary and all other amounts payable under the agreement for three years following the termination or until December 31, 2005, whichever is the longer period, which amounts shall be payable at his election in a lump sum within 30 days after the termination or in installments;

         o if the termination occurs during a renewal period, Mr. Oliva will be entitled to be paid his annual salary through the period ending two years after the expiration of the particular renewal period, and to be paid all other amounts payable under the agreement;

         o Mr. Oliva will be entitled to receive the average of his annual executive bonuses awarded to him in the three years preceding his termination, over the same time span and under the same conditions as his annual salary;

         o Mr. Oliva will be entitled to receive any executive bonus awarded but not yet paid;

         o Mr. Oliva will be entitled to receive a gross up of all compensatory payments listed above so that he receives those payments substantially free of federal and state income taxes; and

         o Mr. Oliva will continue to receive coverage in all benefit programs in which he was participating on the date of his termination until the earlier of the end of the initial term or renewal term in which the termination occurred and the date he receives equivalent coverage and benefits under plans and programs of a subsequent employer.

         If Mr. Oliva dies during the term of the agreement, amounts payable under the agreement to or for the benefit of Mr. Oliva will continue to be payable to Mr. Oliva's designee or legal representatives for two years following his death. If Mr. Oliva is unable to substantially perform his duties under the agreement for an aggregate of 180 days in any 18-month period, we may terminate the agreement by ten days' prior written notice to Mr. Oliva following the 180th day of disability. However, we must continue to pay amounts payable under the agreement to or for the benefit of Mr. Oliva for two years following the effective date of the termination.

         If the agreement is terminated for any reason and unless otherwise agreed to by Mr. Oliva and us, then in addition to any other severance payments to which Mr. Oliva is entitled, we must continue to pay Mr. Oliva's annual salary until:

         o all obligations incurred by Mr. Oliva on our behalf, including any lease obligations signed by Mr. Oliva related to the performance of his duties under the agreement, have been voided or fully assumed by us or our successor;

         o all loan collateral pledged by Mr. Oliva has been returned to Mr. Oliva; and

         o all personal guarantees given by Mr. Oliva or his family on our behalf are voided.

         The agreement provides that we will furnish a life insurance policy on Mr. Oliva's life, in the amount of $1 million, payable to Mr. Oliva's estate in the event of his death during the term of the agreement and any renewals of the agreement. This benefit is in return for, and is intended to protect Mr. Oliva's estate from financial loss arising from any and all personal guarantees that Mr. Oliva provided in favor of us, as required by various corporate lenders. This benefit is also intended to enable Mr. Oliva's estate to exercise all warrants and options to purchase shares of our common stock.

         The agreement contains non-competition provisions that prohibit Mr. Oliva from engaging or participating in a competitive business or soliciting our customers or employees during the initial term and any renewal terms and for two years afterward if termination is for cause or for one year afterward if termination is without cause or following a change of control. The agreement also contains provisions that restrict disclosure by Mr. Oliva of our confidential information and assign ownership to us of inventions created by Mr. Oliva in connection with his employment.

RANDOLPH D. FOOTE

         On July 2, 2001, we entered into an employment agreement with Randolph
D. Foote at an initial annual salary of $130,000 that is subject to automatic renewal for two successive one-year terms beginning on July 2, 2004, unless, during the required notice periods (which run from May 2 to July 2 of the year preceding the year in which the renewal period is to begin), either party gives written notice of its desire not to renew. Mr. Foote is to act as Senior Vice President and Chief Financial Officer and is to perform additional services as may be approved by our board of directors.

         If the board of directors makes a substantial addition to or reduction of Mr. Foote's duties, Mr. Foote may resign upon written notice given within 30 days of the change in duties. Within 30 days after the effective date of a resignation under these circumstances, we will be obligated to pay to Mr. Foote the value of one year of his annual salary or the value of his salary through July 1, 2004, whichever is greater, within 30 days after the effective date of the resignation.

         If we terminate Mr. Foote for cause, our obligation to pay any further compensation, severance allowance, or other amounts payable under the agreement terminates on the date of termination. If we terminate Mr. Foote without cause (including by ceasing our operations due to bankruptcy or by our general inability to meet our obligations as they become due), we must provide him with 60 days' prior written notice. Mr. Foote will be entitled to be paid his annual salary for one year following termination or through July 2, 2004, whichever is longer, if termination occurs during the initial term, or otherwise to be paid his annual salary through the expiration of the current renewal period, and to be paid all other amounts payable under the agreement.

         We may terminate the agreement upon 30 days' written notice in the event of a merger or reorganization in which our stockholders immediately prior to the merger or reorganization receive less than 50% of the outstanding voting shares of the successor corporation and in the event of a sale of all or substantially all of our assets or a sale, exchange or other disposition of two-thirds or more of our outstanding capital stock. If Mr. Foote is terminated without cause within two years following a change of control, then:

         o Mr. Foote will be entitled to be paid in installments or, at his election in a lump sum within 30 days after termination, his annual salary and other amounts payable under the agreement for 1-1/2 years following termination or until July 2, 2004, whichever is longer, if termination occurs during the initial term, or otherwise to be paid through the expiration of the current renewal period plus one additional year;

         o Mr. Foote will be entitled to receive the average of his annual executive bonuses awarded to him in the three years preceding his termination, over the same time span and under the same conditions as his annual salary;

         o Mr. Foote will be entitled to receive any executive bonus awarded but not yet paid; and

         o Mr. Foote will continue to receive coverage in all benefit programs in which he was participating on the date of his termination until the earlier of the end of the initial or current renewal term and the date he receives equivalent coverage and benefits under plans and programs of a subsequent employer.

         If Mr. Foote dies during the term of the agreement, amounts payable under the agreement to or for the benefit of Mr. Foote will continue to be payable to Mr. Foote' designee or legal representatives for one year following his death. If Mr. Foote is unable to substantially perform his duties under the agreement for an aggregate of 180 days in any 18-month period, we may terminate the agreement by ten days' prior written notice to Mr. Foote following the 180th day of disability; provided, however, that we must continue to pay amounts payable under the agreement to or for the benefit of Mr. Foote for one year following the effective date of the termination.

         The agreement contains non-competition provisions that prohibit Mr. Foote from engaging or participating in a competitive business or soliciting our customers or employees during the initial term and any renewal terms and for one year afterward. The agreement also contains provisions that restrict disclosure by Mr. Foote of our confidential information and assign ownership to us of inventions created by Mr. Foote in connection with his employment.

GRAHAM JEFFERIES

         On July 2, 2001, we entered into an employment agreement with Graham Jefferies at an initial annual salary of 100,000 British pounds (approximately $141,000 at the then current exchange rates) that is subject to automatic renewal for two successive one-year terms beginning on July 2, 2004, unless, during the required notice periods (which run from May 2 to July 2 of the year preceding the year in which the renewal period is to begin), either party gives written notice of its desire not to renew. Mr. Jefferies is to act as Managing Director of XCEL Corporation, Ltd. and as Executive Vice President and Chief Operating Officer of our Telecom Group and is to perform additional services as may be approved by our board of directors. This agreement replaces a substantially similar agreement that had been effective since May 1, 1998.

         If the board of directors makes a substantial addition to or reduction of Mr. Jefferies' duties, Mr. Jefferies may resign upon written notice given within 30 days of the change in duties. Within 30 days after the effective date of a resignation under these circumstances, we will be obligated to pay to Mr. Jefferies the value of one year of his annual salary or the value of his salary through July 1, 2004, whichever is greater, within 30 days after the effective date of the resignation.

         If we terminate Mr. Jefferies for cause, our obligation to pay any further compensation, severance allowance, or other amounts payable under the agreement terminates on the date of termination. If we terminate Mr. Jefferies without cause (including by ceasing our operations due to bankruptcy or by our general inability to meet our obligations as they become due), we must provide him with 60 days' prior written notice. Mr. Jefferies will be entitled to be paid his annual salary for one year following termination or through July 2, 2004, whichever is longer, if termination occurs during the initial term, or otherwise to be paid his annual salary through the expiration of the current renewal period plus one additional year, and to be paid all other amounts payable under the agreement.

         We may terminate the agreement upon 30 days' written notice in the event of a merger or reorganization in which our stockholders immediately prior to the merger or reorganization receive less than 50% of the outstanding voting shares of the successor corporation and in the event of a sale of all or substantially all of our assets or a sale, exchange or other disposition of two-thirds or more of our outstanding capital stock. If Mr. Jefferies is terminated without cause within two years following a change of control, then:

         o Mr. Jefferies will be entitled to be paid in installments or, at his election in a lump sum within 30 days after termination, his annual salary and other amounts payable under the agreement for 1-1/2 years following termination or until July 2, 2004, whichever is longer, if termination occurs during the initial term, or otherwise to be paid through the expiration of the current renewal period plus one additional year;

         o Mr. Jefferies will be entitled to receive the average of his annual executive bonuses awarded to him in the three years preceding his termination, over the same time span and under the same conditions as his annual salary;

         o Mr. Jefferies will be entitled to receive any executive bonus awarded but not yet paid; and

         o Mr. Jefferies will continue to receive coverage in all benefit programs in which he was participating on the date of his termination until the earlier of the end of the initial or current renewal term and the date he receives equivalent coverage and benefits under plans and programs of a subsequent employer.

         If Mr. Jefferies dies during the term of the agreement, amounts payable under the agreement to or for the benefit of Mr. Jefferies will continue to be payable to Mr. Jefferies' designee or legal representatives for one year following his death. If Mr. Jefferies is unable to substantially perform his duties under the agreement for an aggregate of 180 days in any 18-month period, we may terminate the agreement by ten days' prior written notice to Mr. Jefferies following the 180th day of disability; provided, however, that we must continue to pay amounts payable under the agreement to or for the benefit of Mr. Jefferies for one year following the effective date of the termination.

         The agreement contains non-competition provisions that prohibit Mr. Jefferies from engaging or participating in a competitive business or soliciting our customers or employees during the initial term and any renewal terms and for two years afterward if termination is for cause or for one year afterward if termination is without cause or following a change of control. The agreement also contains provisions that restrict disclosure by Mr. Jefferies of our confidential information and assign ownership to us of inventions created by Mr. Jefferies in connection with his employment.

STOCK OPTION PLANS

         Our 2000 Stock Option Plan, which was adopted by our board of directors in November 2000 and approved by our stockholders on January 16, 2001, was amended and restated by our board of directors effective as of August 3, 2001. The Amended and Restated 2000 Stock Option Plan provides that options under that plan may be granted only to our employees, officers and directors and to consultants that do business with us. Under Section 4 of the 2000 Stock Option Plan and applicable law, stockholder approval for the amendment and restatement of that plan was not required.

OUR FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 ARE REPLACED WITH THE FOLLOWING:
--------------------------------------------------------------------------------

Financial Statements as of and for the Three and Six Months ended June 30, 2001 and 2000
--------------------------------------------------------------------------------

Consolidated Condensed Balance Sheets as of June 30, 2001 (unaudited) and
    December 31, 2000........................................................F-1

Consolidated Condensed Statements of Operations and Comprehensive Income for
    the three and six months ended June 30, 2001 and 2000 (unaudited) ... ...F-2

Consolidated Condensed Statements of Cash Flows for the six months ended
    June 30, 2001 and 2000 (unaudited).......................................F-3

Notes to Consolidated Condensed Financial Statements (unaudited).............F-4

                  MICROTEL INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        June 30,   December 31,
                                                         2001         2000
                                                       ---------    ---------
ASSETS                                                (unaudited)

Cash and cash equivalents                              $    532     $    756
Accounts receivable - net                                 7,327        7,440
Notes receivable                                             80          130
Inventories                                               6,931        6,298
Other current assets                                        604          750
                                                       ---------    ---------
  Total current assets                                   15,474       15,374
Property, plant and equipment-net                           728          809
Goodwill-net                                              2,622        2,737
Other assets                                                490          564
                                                       ---------    ---------
                                                       $ 19,314     $ 19,484
                                                       =========    =========
LIABILITIES, REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY
Notes payable                                          $  3,196     $  3,661
Current portion of long-term debt                           658          614
Accounts payable                                          5,136        5,222
Accrued expenses                                          3,196        3,082
Net liability of discontinued operations                     --           15
                                                       ---------    ---------
      Total current liabilities                          12,186       12,594
Long-term debt, less current portion                        805          282
Other liabilities                                           413          542
                                                       ---------    ---------
      Total liabilities                                  13,404       13,418

Convertible redeemable preferred stock,
  $10,000 unit value. Authorized 200 shares;
  issued and outstanding 25 shares (aggregate
  liquidation preference of $250)                           264          259
Stockholders' equity:
  Convertible Series B Preferred stock, $0.01 par
     value. Authorized 10,000,000 shares; 150,000
     shares issued and outstanding (aggregate
     liquidation preference of $960)                        938          938
  Common stock, $.0033 par value
     Authorized 50,000,000 shares; 20,570,000
     shares issued and outstanding                           68           68
   Additional paid-in capital                            24,317       24,307
   Accumulated deficit                                  (18,620)     (18,775)
   Accumulated other comprehensive loss                  (1,057)        (731)
                                                       ---------    ---------
Total stockholders' equity                                5,646        5,807
                                                       ---------    ---------
                                                       $ 19,314     $ 19,484
                                                       =========    =========

     See accompanying notes to consolidated condensed financial statements.


                  MICROTEL INTERNATIONAL, INC. AND SUBSIDIARIES
    CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                    Three months ended        Six months ended
                                                         June 30,                June 30,
                                                  ---------------------   ---------------------
                                                     2001        2000       2001         2000
                                                  ---------   ---------   ---------   ---------
                                                      (in thousands, except per share amounts)
Net sales                                         $  7,083       6,828    $ 14,548    $ 12,688
Cost of sales                                        3,732       4,032       8,082       7,566
                                                  ---------   ---------   ---------   ---------
Gross profit                                         3,351       2,796       6,466       5,122
Operating expenses:
   Selling, general and administrative               2,905       2,248       5,486       4,395
   Engineering and product development                 303         253         662         496
                                                  ---------   ---------   ---------   ---------
Income from operations                                 143         295         318         231
Other income (expense):
   Interest expense                                   (105)        (98)       (198)       (195)
   Other income                                         22         108          50         205
                                                  ---------   ---------   ---------   ---------
Income from continuing operations
   before income taxes                                  60         305         170         241
Income tax expense                                       6           4           9          11
                                                  ---------   ---------   ---------   ---------
Income from continuing operations                       54         301         161         230
                                                  ---------   ---------   ---------   ---------
Discontinued operations:
   Loss from operations of discontinued segment         --         (95)         --        (151)
                                                  ---------   ---------   ---------   ---------
Net income                                              54         206         161          79
                                                  ---------   ---------   ---------   ---------
Other comprehensive loss:
   Changes in unrealized gain in marketable
     securities                                         --        (383)         --          78
   Foreign currency translation adjustment            (104)        (53)       (326)       (218)
                                                  ---------   ---------   ---------   ---------
Total comprehensive loss                          $    (50)   $   (230)   $   (165)   $    (61)
                                                  =========   =========   =========   =========
Earnings (loss) per share:
   Continuing operations:
     Basic                                        $   0.00    $   0.02    $   0.01    $   0.01
                                                  =========   =========   =========   =========
     Diluted                                      $   0.00    $   0.02    $   0.01    $   0.01
                                                  =========   =========   =========   =========
   Discontinued operations:
     Basic                                        $     --    $  (0.01)   $     --       (0.01)
                                                  =========   =========   =========   =========
     Diluted                                      $     --    $  (0.01)   $     --       (0.01)
                                                  =========   =========   =========   =========
   Net income:
     Basic                                        $   0.00    $   0.01    $   0.01    $   0.00
                                                  =========   =========   =========   =========
     Diluted                                      $   0.00    $   0.01    $   0.01    $   0.00
                                                  =========   =========   =========   =========

     See accompanying notes to consolidated condensed financial statements.


                  MICROTEL INTERNATIONAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                             Six months ended
                                                                                June 30,
                                                                           -------------------
                                                                             2001       2000
                                                                           --------   --------
                                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                                        $   161    $    79
         Adjustments to reconcile net income (loss) to cash provided by operating activities:
               Depreciation and amortization                                   168        206
               Amortization of intangibles                                     195        130
               Stock and warrants issued as compensation                        10        110
               Gain on sale of fixed assets                                     --        (43)
               Other noncash items                                              --        221
               Net change in operating assets of discontinued operations
               Changes in operating assets and liabilities:
                     Accounts receivable                                       121        987
                     Inventories                                              (591)       (19)
                     Other assets                                              219       (185)
                     Accounts payable and accrued expenses                    (118)    (2,245)
                                                                           --------   --------
Cash provided by (used in) operating activities                                165       (759)
                                                                           --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Proceeds from note receivable                                          50         --
         Net purchases of property, plant and equipment                       (123)        (9)
         Cash received for sale of DTS stock                                    --        520
         Proceeds from sale of fixed assets                                     --         43
         Investment in Belix Ltd. companies                                     --       (592)
                                                                           --------   --------
Cash used in investing activities                                              (73)       (38)
                                                                           --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Net increase in notes payable and long-term debt                      102        852
         Proceeds from exercise of employee stock options                       --         73
                                                                           --------   --------
Cash provided by financing activities                                          102        925
                                                                           --------   --------

Effect Of Exchange Rate Changes                                               (418)      (218)
                                                                           --------   --------

Net Decrease In Cash and Cash Equivalents                                     (224)       (90)
                                                                           --------   --------
Cash and Cash Equivalents At Beginning Of Period                               756        481
                                                                           --------   --------

Cash and Cash Equivalents At End Of Period                                 $   532    $   391
                                                                           ========   ========

Cash paid for:
  Income taxes                                                                  34         11
                                                                           ========   ========
  Interest                                                                     186        219
                                                                           ========   ========

     See accompanying notes to consolidated condensed financial statements.

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

         MicroTel International, Inc. (the "Company") operates through three wholly-owned subsidiaries: CXR Telcom Corporation, CXR, S.A. and XET Corporation, formerly XIT Corporation ("XET"). CXR Telcom Corporation and CXR, S.A. (collectively "CXR") design, manufacture and market electronic telecommunication test equipment and transmission and network access products. XET and its subsidiaries design, manufacture and market digital switches and power supplies. The Company conducts its operations out of various facilities in the U.S., France, England and Japan and organizes itself in two product line segments: telecommunications and electronic components.

         In October 2000, the Company decided to discontinue its circuits segment operations. At that time, the circuits segment operations consisted of XCEL Etch Tek, a wholly-owned subsidiary, and XCEL Circuits Division ("XCD"), a division of XET. XCEL Etch Tek was offered for sale and sold in November 2000. XCD, predominantly a captive supplier of printed circuit boards to the electronic components segment, has been retained and is now included in the electronic components segment. Accordingly, all prior financial information related to the circuits segment operations has been presented as discontinued operations in the accompanying consolidated condensed financial statements.

BASIS OF PRESENTATION

         The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and therefore do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

         The unaudited consolidated condensed financial statements do, however, reflect all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary to state fairly the financial position as of June 30, 2001 and December 31, 2000 and the results of operations and cash flows for the related interim periods ended June 30, 2001 and 2000. However, these results are not necessarily indicative of results for any other interim period or for the year. It is suggested that the accompanying consolidated condensed financial statements be read in conjunction with the Company's Consolidated Financial Statements included in Amendment No. 2 to its 2000 Annual Report on Form 10-K.

(2)      EARNINGS PER SHARE

         The following table illustrates the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                       Three months ended    Six months ended
                                                            June 30,            June 30,
                                                       ------------------  ------------------
                                                         2001      2000      2001      2000
                                                       --------  --------  --------  --------
                                                     (in thousands, except per share amounts)
NUMERATOR:
Net income                                             $    54   $   206   $   161   $    79

Less:  accretion of the excess of the redemption
value over the carrying value of redeemable
preferred stock                                              3        23         6        46
                                                       --------  --------  --------  --------

Income attributable to common stockholders             $    51   $   183   $   155   $    33
                                                       ========  ========  ========  ========

DENOMINATOR:
Weighted average number of common shares outstanding
during the period                                       20,570    18,712    20,570    18,443

Incremental shares from assumed conversions of
warrants, options and preferred stock                    3,309     2,076     3,277     2,250
                                                       --------  --------  --------  --------

Adjusted weighted average shares                        23,879    20,788    23,847    20,693
                                                       ========  ========  ========  ========

Basic and diluted earnings per share                   $  0.00   $  0.01   $  0.01   $  0.00
                                                       ========  ========  ========  ========

(3)      INVENTORIES

         Inventories consist of the following.

                                      June 30, 2001        December 31, 2000
                                      -------------        -----------------
Raw materials                          $ 3,130,000           $ 2,777,000
Work-in-process                          2,457,000             1,914,000
Finished goods                           1,344,000             1,607,000
                                       ------------          ------------
                                       $ 6,931,000           $ 6,298,000
                                       ============          ============

(4)      COMMITMENTS AND CONTINGENCIES

         The Company and its subsidiaries from time to time become involved in legal proceedings, claims and litigation arising in the ordinary course of business. While the amounts claimed may be substantial, the ultimate liability may not be predictable because of considerable uncertainties that may exist. Therefore, it is possible the outcome of such legal proceedings, claims and litigation could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, based on facts currently available, management believes such matters will not have a material adverse affect on the Company's consolidated financial position, results of operations or cash flows.

(5)      Reportable Segments

         The Company has two reportable segments: telecommunications and electronic components. The telecommunications segment operates principally in the U.S. and European markets and designs, manufactures and distributes telecommunications test instruments and voice and data transmission and networking equipment. The electronic components segment operates in the U.S., European and Asian markets and designs, manufactures and markets primarily digital switches and power supplies.

         The Company evaluates performance based upon profit or loss from operations before income taxes exclusive of nonrecurring gains and losses. The Company accounts for intersegment sales at prices negotiated between the individual segments.

         The Company's reportable segments are comprised of operating entities offering the same or similar products to similar customers. Each segment is managed separately because each business has different customers, design, manufacturing and marketing strategies.

         There were no differences in the basis of segmentation or in the basis of measurement of segment profit or loss from the amounts disclosed in the Company's consolidated financial statements included in Amendment No. 2 to its 2000 Annual Report on Form 10-K. Selected financial data for each of the Company's operating segments is shown below:

                                              Six months     Six months
                                            ended June 30, ended June 30,
                                                 2001          2000
                                             ------------  ------------
Sales to external customers:
      Telecommunications                     $ 7,968,000   $ 7,193,000
      Electronic Components                    6,580,000     5,495,000
                                             ------------  ------------
                                             $14,548,000   $12,688,000
                                             ============  ============

Intersegment sales:
      Telecommunications                     $        --   $        --
      Electronic Components                           --            --
                                             ------------  ------------
                                             $        --   $        --
                                             ============  ============
Segment pretax profits:
      Telecommunications                     $   107,000   $    46,000
      Electronic Components                    1,613,000     1,095,000
                                             ------------  ------------
                                             $ 1,720,000   $ 1,141,000
                                             ============  ============

                                                June 30,    December 31,
                                                  2001         2000
                                             ------------  ------------
Segment assets:
      Telecommunications                     $ 8,725,000   $ 9,901,000
      Electronic Components                    9,811,000     8,876,000
                                             ------------  ------------
                                             $18,536,000   $18,777,000
                                             ============  ============

         The following is a reconciliation of the reportable segment income and
(loss) from continuing operations and assets to the Company's consolidated totals:

                                             Six months ended Six months ended
                                               June 30, 2001    June 30, 2000
                                               ------------     ------------
Pretax income
Total income for reportable segments           $ 1,720,000      $ 1,141,000
Unallocated amounts:
   Unallocated general corporate expenses       (1,550,000)        (900,000)
                                               ------------     ------------
Consolidated income before income taxes        $   170,000      $   241,000
                                               ============     ============

                                                  June 30,      December 31,
                                                   2001             2000
                                               ------------     ------------
Assets
 Total assets for reportable segments          $18,536,000      $18,777,000
 Other assets                                      778,000          707,000
                                               ------------     ------------
 Total consolidated assets                     $19,314,000      $19,484,000
                                               ============     ============

(6)   NEW ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 to have a material impact on the Company's financial position or results of operations.

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 to have a material impact on the Company's financial position or results of operations.

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